

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2012

<u>Via E-mail</u>
Robert C. Skaggs, Jr.
President and Chief Executive Officer
NiSource Inc.
801 East 86th Avenue
Merrillville, Indiana 46410

       Re: **NiSource Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             File No. 001-16189

Dear Mr. Skaggs:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                              Sincerely,

                              /s/ Mara L. Ransom

                              Mara L. Ransom
                              Assistant Director